UCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-69543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UCAP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, Suite 2040
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Juan Massens	786-558-1207	jmassens@ucapamericas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri Sheppard, CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Juan Massens_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____UCAP Securities LLC_____, as of _____December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AXEL HERNANDEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6366883
Qualified in Queens County
My Commission Expires: 11-06-2025

Notary Public

Signature:

Title: COO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UCAP SECURITIES LLC

FINANCIAL STATEMENT
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



Rolleri &
Sheppard
CPAS, LLP

Rolleri & Sheppard CPAS, LLP
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of UCAP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of UCAP Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of UCAP Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of UCAP Securities, LLC's management. Our responsibility is to express an opinion on UCAP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UCAP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as UCAP Securities, LLC's auditor since 2021.

Fairfield, Connecticut
February 28, 2023

1

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

UCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash (including restricted cash of $116,025)	$	276,448
Cash with clearing broker		344,874
Accounts receivable		94,155
Accounts receivable - related party		573
Due from affiliates		13,082
Prepaid expenses		13,344
Other assets		1,393
Fixed assets at cost, net of accumulated depreciation of $10,938		10,572
Total assets	$	754,441

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	130,042
Member's equity		624,399
Total liabilities and member's equity	$	754,441

See report of independent registered public accounting firm and notes to financial statement.

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2022

Note 1 - Organization and nature of business

UCAP Securities LLC (the "Company"), a limited liability company, was organized in the State of Delaware for the purpose of doing business in the State of New York and the State of Florida. The Company is a wholly-owned subsidiary of Union Capital Group USA LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in business as a securities broker-dealer. All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission and or markups. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Referral fees are recognized as earned based on the terms of the contracts.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Significant accounting policies (continued)

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the year ended December 31, 2022 was $5,626.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 and through February 28, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

Going Concern

During the year ended December 31, 2022 the Company had a net loss of $393,228 and negative cash flow from operating activities of $280,821. The Company's operating deficit during 2022 was funded by a member capital contributions totaling $405,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2023, and the Parent stated it will continue to provide such support to the Company for the foreseeable future. Having considered this information and the Parent's ability to continue to support the Company's operations, management continues using the going concern basis in preparing the Company's financial statements, which assumes that the Company will continue in operation for the foreseeable future.

Note 3 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2022.

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2022.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $375,255 which was $366,586 in excess of its required net capital of $8,669. The Company's aggregate indebtedness to net capital was 0.35 to 1.

Note 6 - Commitments

On November 20, 2018, the Company entered into a lease agreement for its New York City office space commencing on December 1, 2018 and terminating February 29, 2024. The Company, Parent and landlord agreed to an assignment of this lease in May 2021.

As part of the lease agreement, the Company was required to maintain a CD as a security deposit in the amount of $116,025. This amount is included in cash as restricted cash.

Note 7 – Financial instruments with off balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 – Related party transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Parent and an affiliate. Pursuant to the agreement, the Company shares administrative, occupancy and other management and back-office services. For the year ended December 31, 2022, expenses allocated for these services provided to the Company totaled $553,670.

As of December 31, 2022, $11,628 and $1,453 were due from the Parent and the Affiliate, respectively, as stated on the statement of financial condition. Due from Parent and affiliate, are due on demand and noninterest-bearing. The Company earned $435,328 in referral fees from Capital Union Bank and UCAP Bahamas, related parties, as shown on the Statement of Operations.

Note 9 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the parent on its respective tax returns. Accordingly, no provision for federal or state income taxes are recorded in the financial statements of the Company as of December 31, 2022.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2022, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Note 10 - Clearing broker

The Company has entered into a Fully Disclosed Clearing Agreement with StoneX Financial Inc. ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. At December 31, 2022, the amount due from the Clearing Broker was $344,874 as stated in the statement of financial condition, which includes a deposit of $150,601 at December 31, 2022.